

March 15, 2024

Peter D. Seymour
Chief Financial Officer
Douglas Emmett, Inc.
1299 Ocean Avenue, Suite 1000
Santa Monica, CA 90401

   Re: Douglas Emmett, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2023
     File No. 001-33106

Dear Peter D. Seymour:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Note 6. Investment in Unconsolidated Fund, page F-22

1. Your disclosure describes your interest in Partnership X as unconsolidated. Please tell us how you considered whether you obtained a controlling financial interest now that you own a 53.8% equity interest in Partnership X as a result of purchasing an additional 20.2% equity interest on December 31, 2023. Please cite the applicable accounting guidance in your response.

Note 17. Commitments, Contingencies and Guarantees
Legal Proceedings, page F-36

2. Your disclosure indicates that you are currently in litigation with the insurance providers in 2020 for Barrington Plaza to recover certain costs associated with reconstruction. Please tell us how you determined that it was not necessary to disclose any lawsuit(s) brought by tenants of Barrington Plaza to block the evictions.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction